SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 29, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated December 29, 2009, the Company reported that through its controlled subsidiaries Tyrus S.A., Palermo Invest S.A., E-Commerce Latina S.A. and Inversora Bolivar S.A., it has acquired 3,238,652 American Depositary Shares of Banco Hipotecario S.A., representative of 10 Class D Common Shares, face value Ps.1, each, and the amount of 10,328,193 Class D Common Shares, both representative of 2.848% of the outstanding capital stock of Banco Hipotecario S.A., for a total consideration of U$S 15,000,000.00.

As of the date hereof the Company´s holding in Banco Hipotecario is 26.86%, directly and indirectly through its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 29, 2009